Summit Securities Group LLC

SEC # 8-68977
CRD # 159283

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2018

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Summit Securities Group LLC
Table of Contents
December 31, 2018



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Summit Securities Group, LLC
55 Broadway, 21st floor
New York, NY 10006

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Summit Securities Group, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Summit Securities Group, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Summit Securities Group, LLC's management. Our responsibility is to express an opinion on Summit Securities Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Summit Securities Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Summit Securities Group, LLC's auditor since 2012.

New York, NY
February 20, 2019

Summit Securities Group LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	581,876
Financial instruments owned, at fair value		295,246,562
Receivable from clearing brokers		1,384,894,496
Dividend receivable		1,710,375
Exchange memberships		1,577,000
Investment in Clear Street LLC		11,598,039
Other assets		54,400
Total assets	**$**	**1,695,662,748**

Liabilities and Members' Equity

Financial instruments sold, not yet purchased, at fair value	$	1,647,457,843
Accounts payable and accrued liabilities		4,986,548
Total liabilities		1,652,444,391
Members' equity		43,218,357
Total liabilities and members' equity	**$**	**1,695,662,748**

The accompanying notes are an integral part of this Statement of Financial condition

Summit Securities Group LLC
Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Description of Business

Summit Securities Group, LLC (the "Company") is a limited liability company organized in the state of Delaware. The Company's sole Class A member is Summit Trading Holdings, LLC ("STH"). The Company's ultimate parent is Summit Management, LLC ("Summit Management")

The Company's operating agreement provides that STH shall delegate all day to day decisions of the Company to the CEO to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members (Class B members) have no voting rights and do not participate in management of the Company. Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross-risk among capital accounts of all members. The CEO may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason. As a limited liability company, each member's liability is limited to amounts reflected in their respective capital account. At December 31, 2018, the Company no longer had any Class B members.

The Company, founded in 2011 and headquartered in New York, is a proprietary trading firm and broker-dealer registered with the U.S. Securities Exchange Commission ("SEC") and maintains memberships at most principal United States exchanges including the New York Stock Exchange ("NYSE"), the NASDAQ Stock Exchange and the Chicago Board Options Exchange ("Cboe"). The Company's designated self-regulatory organization is Cboe.

The Company is the parent and sole Member of Clear Street, LLC, formerly GlobEcs, LLC ("Clear Street"). Clear Street is a broker dealer registered with the SEC, the Municipal Securities Rulemaking Board and the Financial Industry Regulatory Authority ("FINRA"). Clear Street has inactive clearing memberships with principal stock exchanges in the United States, including the NYSE and The Nasdaq Stock Market ('NASDAQ") among others which will be activated once Clear Street commences business. Clear Street is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Stock Clearing Corporation ("NSCC") and has an application pending with the Options Clearing Corporation ("OCC"). Clear Street's primary designated self-regulatory organization is FINRA. Although inactive as of December 31, 2018, Clear Street is approved to engage in clearing, execution, prime brokerage, stock lending, and margin lending to customers of introducing firms as well as direct customers and correspondents.

The Company has established several clearing arrangements with clearing brokers and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Summit Securities Group LLC
Notes to Statement of Financial Condition
December 31, 2018

2. Significant Accounting Policies

Basis of Presentation

The accompanying unconsolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S.GAAP).

Use of Estimates

The Company's Statement of Financial Condition is prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities, compensation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short term nature of these instruments.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly credit worthy to minimize the risk.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Summit Securities Group LLC
Notes to Statement of Financial Condition
December 31, 2018

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Exchange Memberships

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company's exchange memberships are included in Exchange memberships in the Statement of Financial Condition.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for U. S. federal, state and local income tax purposes.

Recent Accounting Pronouncements

Leases

In connection with new FASB Standard 842 regarding leases, which takes effect as of the first day of the fiscal year beginning on or after December 15, 2018, management has determined that since the lease is held by Summit Management, there will be no impact on the Company's financial statement when the standard is adopted.

Summit Securities Group LLC
Notes to Statement of Financial Condition
December 31, 2018

3. Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in note 2: *Significant Accounting Policies*.

Financial instruments owned and Financial instruments sold, not yet purchased consist of trading and investment securities reported at fair values, as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 279,732,843	$ -	$ -	$ 279,732,843
Corporate bonds	7,889,663	-	-	7,889,663
Listed equity options	7,624,056	-	-	7,624,056
Total Financial instruments owned	295,246,562	-	-	295,246,562
Total Assets	$ 295,246,562	$ -	$ -	$ 295,246,562
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 1,214,742,760	$ -	$ -	$ 1,214,742,760
Corporate bonds	9,563,992	-	-	9,563,992
Listed equity options	423,151,091	-	-	423,151,091
Total Financial instruments owned, not yet purchased	1,647,457,843	-	-	1,647,457,843
Total Assets	$ 1,647,457,843	$ -	$ -	$ 1,647,457,843

The Company has agreements with clearing brokers under which the Company pledges securities owned and receivables from clearing brokers as collateral for securities sold short, open futures transactions and margin borrowings.

Summit Securities Group LLC
Notes to Statement of Financial Condition
December 31, 2018

4. Financial Instruments and Off-Balance-Sheet Risk

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears its trades through clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

5. Related Party Transactions

The Company maintains an expense sharing agreement with Summit Management under which the Company receives from Summit Group Technologies, LLC ("SGTech") technology infrastructure and support. SGTech is under common control with the Company through Summit Capital Holdings LLC ("SCH") which is the parent for both SGTech and STH. At December 31, 2018, included in Accrued expenses and other liabilities was $620,084 payable to SGTech.

Summit Securities Group LLC
Notes to Statement of Financial Condition
December 31, 2018

The Company has an expense sharing agreement with Summit Management. At December 31, 2018, included in Accrued expenses and other liabilities was $1,804,442 payable to Summit Management.

In the ordinary course of business, the Company also interacts with two other affiliated entities under common control for various services. At December 31, 2018, included in Accrued expenses and other liabilities was $73,932 payable to these affiliates.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities the Company makes a market in to a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer.

At December 31, 2018, the Company had net capital of $15,778,908, which was $14,778,908 in excess of its required net capital of $1,000,000.

7. Unconsolidated Subsidiary

During 2018, the Company contributed $13,250,000 in cash to its wholly owned subsidiary, Clear Street and absorbed $36,009 of expenses related to Clear Street's startup costs.

The following represents summary financial information for Clear Street:

Clear Street, LLC
As of December 31, 2018

Assets	$	11,968,221
Member's Equity	$	11,598,039